

October 24, 2012

<u>Via E-mail</u>
Mr. Kevin Jones
Chairman and Chief Executive Officer
North Texas Energy, Inc.
5057 Keller Springs Road, Suite 300
Addison, Texas 75001

> **Re:** **North Texas Energy, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 18, 2012**
> **Response Letter Received October 17, 2012**
> **File No. 333-178251**

Dear Mr. Jones:

We have reviewed the supplemental information that you provided to us on October 17. 2012 and have the following comments. We may have additional comments once we have finished our review of the amendment filed on October 18. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Describe the MEOR methodologies that were utilized to increase the field production in the analogous reservoirs used in our assessments and will be implemented in the New Diana and M. W. Balch leases.</u>

1. In the technical article you furnished to us - SPE 154216 – there is a five step process to apply MEOR methods: initial field screening; well sampling and lab analysis; application of the nutrient formula developed in the lab to a single producing well to assure microbial response under actual field conditions replicates lab results; pilot testing (if applicable) in a representative portion of the waterflood; full field application. It appears that you have initiated/accomplished only the first step. We do not believe that proved reserves are justified without execution of at least the first four steps. Please explain your position with regard to the steps to apply MEOR methods described in SPE 154216 as these appear to represent industry practice. In that regard, we know of no

other documented North American MEOR project with published results that approaches the reserve figures you have presented.

Provide the MEOR implementation costs.

2.      In the September 18 teleconference, your third party engineer stated that about 75% of the estimated recovery for the New Diana leases is attributable to "water drive".  The third party report makes no reference to either water drive recovery or water flood operations.  As your implementation costs do not appear to include provision for water flood operations or salt water disposal, please furnish to us the cost figures for these additional facilities if applicable.  Note that these costs are at least 50% higher than your original figures and should be incorporated in your current reserve evaluation whether proved or unproved.

3.      The production profile for the New Diana leases appears to indicate primary depletion which raises uncertainty about the 3,870 BOPM production rate projected in the third party report included in Exhibit 99.2.  Please furnish to us monthly producing rate vs. time plot for each of the four New Diana leases from 1980 to the present.  If the data is available, please include the monthly water and gas production vs. time on the oil rate plots.

Show the increased production levels that were the result of MEOR implementation.

4.      We note the statement, "After receiving the two-phase MEOR treatments, [Mancos] oil production increased by over 500 barrels of oil per /month/per well".  Please furnish to us location, operator, incremental production due to MEOR and the complete production history with a monthly producing rate vs. time plot noting the date of implementation and duration of the MEOR treatment for each of the wells referenced in this statement.

5.      We do not believe that the Kitty field's production of gas is a reliable indicator of oil production in the Balch lease without a MEOR field oil production test.  Please explain whether incremental oil was produced in the Kitty field due to this MEOR treatment.

Illustrate the analogous characteristics of the reservoirs used in our assessments.

6.      Please provide us with the open hole well logs and, if available, conventional core analyses as well as any other data you used to determine the reservoir parameters - particularly reservoir permeability – that you have presented for comparison.  Tell us how you determined water saturation and residual oil saturation.

7.      Please provide us with stratigraphic columns and other geologic information you used to determine that "The New Diana leases and Mancos field both produce from the Upper Cretaceous formation." and "The M. W. Balch lease and the Kitty field both produce from the Lower Pennsylvanian (Desmoinesian) formation."

        Alternatively, you may remove the disclosed proved reserves from your document.

8.      We are continuing to review your Form S-1/A filed on October 18, 2012 and response letter dated October 17, 2012 and may have additional comments.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters and you may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments.  Please contact Kevin Dougherty at (202) 551-3271, or in his absence Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director